UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
27 January 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DEL MONTE CORP.

File No. 333-107830-05 -- CF# 30492

DEL MONTE CORP. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on December 9, 2013.

Based on representations by DEL MONTE CORP. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through October 29, 2019
Exhibit 10.2	through October 29, 2019
Exhibit 10.6	through April 30, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary

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